Invest in Ron Artesano

Handmade rum made in the mountains of Puerto Rico



Maybe later
may be too late.

Take action now.

Invest before December 2th 2020.
wefunder.com/RonArtesano

RONARTESANO.COM   JAYUYA ABAJO JAYUYA

Retail   Entertainment   Alcohol   Nightlife   Lifestyle

Why you may want to invest in us...

1. Our rum is made by hand by one of the most respected experts in the world of rum, Mr. Javier Herrera

2. Intended international distribution: Caribbean, Europe & USA by Q4 2021 (year 1).

3. Lean business model should allow profits from year #1 (not guaranteed).

4. Artesano is created in Puerto Rico, the Rum Capital of the World.

5. A federal law called "Rum Cover Over" returns part of the tax paid to sell in the USA to rum makers

6. 51% employee-owned. Now, we will be opening our ownership to our fans worldwide.

Why investors ♥ us

WE'VE RAISED $125,685 SINCE OUR FOUNDING



As a member of the industry, I truly believe that premium rum will be the next spirit to explode in growth worldwide. Puerto Rican rum has always been a leader and the Artesano team is a world class team. The master blender's experience and the marketing team understand the needs of this huge market and Ron Artesano will be a product to satisfy these needs. As a World Top 500 Bars owner and restaurateur, it gives me great satisfaction to be part of this project.

Candido Alfonso

LEAD INVESTOR ❷   INVESTING $2,000 THIS ROUND & $2,000 PREVIOUSLY



Local dream, local support. And love the concept. You'll achieve your goals!!!
Eldred Resto

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Our team



Jose Munoz
Business Development Officer
Professional experience of 22+ years includes: Graphic Design, Advertising Creative Direction, Brand Marketing Management for Malta India, Medalla Light & Bacardi. Great problem solving skills and great use of creativity to identify opportunities.




Luis J Cruz-rivera
Chief Operations Officer
U.S. Army veteran. Serial entrepreneur. Obtained his BS in Electrical Engineering from Prairie View A&M University and graduate work from Stanford University and GA Tech. Supporter of venture capital and hi-tech venture development organizations.




Javier Herrera
Rum Maestro
One of the most influential experts in the international rum business. Developer for new rum brands and distilleries. Director for the most prestigious rum festival in Europe, "Congreso Internacional del Ron" in Madrid, Spain & Miami, USA

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How this started...





When I started working in the alcoholic beverage business, I fell in love. I loved the energy, the dynamics, and the people. It's a fun business that makes a lot of money...What's not to like?

When I was working with OTHER rum company, I met Javier.

He was consulting the company I worked for on some technical issues, while I was Brand Marketing Manager for a top rum brand. Javier is a very important person in the rum business, and I was assigned the responsibility of coordinating his activities during his visit. We got to spend a lot of time together and we "clicked" immediately.

After Javier met with the Rums of Puerto Rico Director, he understood "Rum Cover-Over".

"Rum Cover Over" is a unique Federal Law that gives back a percentage of the Federal Excise Tax to Puerto Rico rum producers. Between Rum Cover Over and other manufacturing & tax incentives Puerto Rico is the most profitable place to manufacture rum in the world. That is the reason Bacardi, the #1 rum brand in the world is established in Puerto Rico.

Javier told me he had always dreamt of having his own distillery, and we agreed to do it in Puerto Rico as partners.



After a couple of meetings with investors we immediately realized we needed a Distillery if we wanted to get ARTESANO off the ground....that's how I met Luis.

We met in a restaurant for lunch, both with our computers. I presented ARTESANO to Luis, he presented his distillery and brand portfolio to me. **ARTESANO needed a Distillery, and the Distillery needed a Sales & Marketing person. In that very meeting, we understood we could help each other.**




INTERNATIONAL RUM CONFERENCE
HERE FOR THE RUM
RUMLOVER

We got started on fine-tuning our plan, discussing go to market strategies, efficiencies, best business models and now...we come to you to help us get the fuel to make ARTESANO really happen. **The funding we need is to purchase raw materials, packaging materials and to fund our sales & marketing efforts to make ARTESANO an international brand from the first year.**


RON ARTESANO BUSINESS PROPOSAL
FUNDING NEEDED
$250,000 that will be used to:
40% Production & Packaging Costs
30% Marketing
20% Operational expenses
10% New market development
10%
20%
40%
30%

ARTESANO - WeFunder.pdf

Our 2021 timeline as planned with key milestones:


RON ARTESANO BUSINESS PROPOSAL
1ST YEAR MILESTONES
Lock Puerto Rico Distribution deal
Lock Spain Distribution deal
Lock Germany Distribution deal
Lock USA 1st Distribution deal
Jan 2021
Dec 2021



Note: Projections are not guaranteed.



"As a leading figure in the Puerto Rican cocktail and Bar scene we fully support the efforts of Destileria Cruz and Artesano Rum in creating a truly Artisanal rum. They've become an asset to the local distilling community by incorporating the use of copper pot stills in their production, not just following what has become the traditional method of industrial rum making for Puerto Rican Rum Brands. We believe Artesano will become a historic brand by showing the industry - locally and internationally - that Puerto Rico can make Pot Still Rums. We're eager to show the world what this Puerto rican Rum can do!"

Leslie Cofresi

Owner - La Factoria (#32 Worlds Top 50 Bars), Jungle Bird, Caneca Coctelera Movil.



"There has been very little transformation in the spirits market in recent history but ARTESANO is about to revolutionize the world of rum. I want to be part of it and so should you!"

Henry Irizarry
Accomplished International Business Executive & Global Strategy Visionary

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Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄
We produce and bottle Ron Artesano, a premium handmade rum brand crafted in the mountains of Puerto Rico, the Rum Capital of the World.

Where will your company be in 5 years? ⌄
In 5 years, we hope to be selling Ron Artesano in Puerto Rico, Spain, Germany, Croatia, France and USA.

Why did you choose this idea? ⌄
1. We are all rum lovers. 2. We all understand the business and the opportunities the business presents because we all have worked in the business for many years. 2. We have a world-class team. 3. Because we know we can actually produce one of the best rums in the world 4. We will sell internationally from the start.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Alcoholic beverage business is changing.
It is a great time to develop craft spirits.

If you go to any great bar in the world, you will notice that there are now many locally produced spirits like Bourbons, rums, vodkas and gins.
Top rum brands like Bacardi and Captain Morgan are losing sales to new craft brands. Furthermore, the most interesting thing that is happening is that great conglomerates like Diageo, Bacardi and Pernod Ricard are acquiring those smaller, craft brands.

We understand the business, we already have a running rum distillery, we know how to sell rum, and can produce a world-class rum.

Last but not least, "Rum Cover-Over" makes Puerto Rico the best place to produce rum and sell it in the USA. Look it up!

How far along are you? What's your biggest obstacle? ⌄

We have the brand, the distillery and an amazing team in place. We just need funding to get production and sales started. We have letters of intention for distributors in Puerto Rico, Spain & Germany, so the doors to international sales are open.
Our ONLY obstacle now is funding.

Who competes with you? What do you understand that they don't? ⌄

We compete against the big brands like Bacardi, Havana Club, and Zacapa, but they are big brands, and we are handmade. In this time in history, both bartenders and consumers favor craft spirits with great quality. Ask Tito's Handmade Vodka!

How will you make money? ⌄

Our different income streams include but are not limited to:
1. Producing & selling our white & aged rums locally and internationally
2. Brand Merchandise (t-shirts, caps, keychains, glasses, mojito kits, etc.)
3. Distillery tours
4. Special edition bottles

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is achieving market penetration within the expected time window.
Our mitigation for that risk:
Work the brand directly with industry stake-holders, bypassing legacy channels and making them a part of the business. This is both a marketing and a crowdfunding tool with a special invitation to invest in the brand to bartenders & business owners.
Why? Because they are the gatekeepers and rather than spending on that aren't we believe opening a window of ownership will increase appeal. Also, because none of those industry workers have a retirement plan and investment in high end spirits can be attainable.
We will also use our connections in the industry to open doors in most important bars in the Island and abroad.

What makes Ron Artesano different? ⌄

We will grow the brand from the inside-out, making industry stake-holders like bartenders and bar-owners a part of our business, by giving them the chance to invest in our brand.

What is the likely exit? ⌄

Most likely exit is a Merger or acquisition. It's what we have always discussed. Our estimated timeline is 7 years on a minimum deal of $36MM, or 10 years for $60MM. This is consistent with industry dynamics and rum is well positioned for strong multiples

How will valuation of an exit be determined given market comparables? ⌄

Acquisitions in the spirits industry typically range from five to twenty times the company's operating income (EBITDA) or 2 to 2.5 times gross annual earnings. Our forecast is base on 25% yearly growth, resulting in a minimum expected return on investment (ROI) for our investors of 15x their investment.
Below a reference from a deal that happened last September '19 with 2 rum Agricole brands from Martinique bought by CAMPARI:
https://www.caribjournal.com/2019/09/05/campari-caribbean-rum/

How much burn of cash will occur until the company gets to profitability? ⌄

Burn-rate will be controlled. Everything is budgeted and marketing expenses are 20% of total revenue.
We may need some of that money upfront to make sales happen & promote the brand, but it will still be within budget. It may only be a matter of cash flow. We conservatively expect to make profit by year 2 - which is shorter than most investments.